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                                         Filed by Hughes Electronics Corporation
                                Subject Company - Hughes Electronics Corporation
                                                  and General Motors Corporation
                                         and EchoStar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Commission File No.: 333-84472



         The following was provided to DIRECTV customer service representatives:

         1. UPDATED STANDARD RESPONSE TO CUSTOMER EMAILS:
         Thank you for writing about the plan to merge HUGHES (including DIRECTV) with EchoStar. Echostar, Hughes and General Motors are continuing the regulatory review and approval process. For updated information about the merger, please continue to check http://mergerinfo.hughes.com/5060/.

         -----------------------------------------------------------------------

         2. TEXT FOR A "DIRECT TO YOU" COMMUNICATION TO ALL ECS:
         Please do not speculate about the Merger. If customers ask you about recent news reports, please tell them: "Echostar, Hughes and General Motors are continuing the regulatory review and approval process. So please check our website for the latest updates."

         [Customers should check http://mergerinfo.hughes.com/5060/ for more information].
         ----------------------------------------------------------

         3. DORIS UPDATES (EC REFERENCE TOOL):

         HUGHES/ECHOSTAR MERGER: GREAT NEWS FOR DIRECTV CUSTOMERS!

         UPDATED: OCTOBER 2002

         - General Motors and EchoStar Communications Corp. have agreed to merge HUGHES (including DIRECTV) with EchoStar.
         - EchoStar owns the Dish Network

         MERGER INFORMATION: It is business as usual at DIRECTV, while Echostar, Hughes and General Motors continue the regulatory review and approval process.

         IF THE MERGER IS APPROVED: DIRECTV will continue to be the name you see. The merged company will be able to offer you expanded services. If a change in equipment is eventually needed as a result of the merger, it won't take place until some time after the merger is approved and finalized. At that time, any change in equipment that is necessary to allow customers to continue receiving current DIRECTV services will be at no cost to the customer.

         FOR NOW: The same DIRECTV service continues, with more enhancements planned. As usual, if something changes we will do our best to notify customers in advance. Visit our website for more information as it becomes available.

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         Q AND A

         WHY COMBINE THE DIRECTV AND DISH NETWORK SERVICES?
         The merged company will bring you an unsurpassed television viewing experience and allows us to accelerate our plans to roll-out new and enhanced programming services. These added services will continue DIRECTV's tradition of providing subscribers with a better alternative to cable.

         WHAT SPECIFIC BENEFITS WOULD THE MERGER BRING?
         We believe that the merged company will enable DIRECTV to provide an expanded offering of services such as:

                  - Provide every customer across the U.S. with their local channels.

                  -        At least a dozen high definition TV channels.

                  - Expanded pay per view selections and video on demand service.

                  -        Enhanced rollout of our high-speed Internet service.

                  - Expanded broadcasting capacity to launch new interactive TV services no one else has ever provided.

                  -        A more robust international channel lineup.

         WILL DIRECTV OR DISH NETWORK EQUIPMENT BE THE NEW STANDARD?
         No decision has been made on the equipment standard. But if you were to need new equipment to get the DIRECTV services you currently enjoy, we would provide it at no charge.

         WHEN WILL THE COMPANIES MERGE?
         The merger can't happen until the regulatory review and approval process is complete. After approval and finalization of the merger, both services would continue for some period of time as the process to make both services compatible is implemented.

         SHOULD I CONVERT TO DISH NETWORK NOW TO GET ON THEIR SYSTEM OR TO GET A PARTICULAR CHANNEL?
         No. You picked DIRECTV for its clear advantages. If you changed now you would miss out on all of DIRECTV's exclusive offerings. We are planning to include the best services of both DIRECTV and Dish when we merge companies. So, you will continue to enjoy the great programming you receive today, and more.

         A DISH NETWORK DEALER/CABLE REPRESENTATIVE SAID I NEED TO CONVERT BECAUSE DIRECTV HAD BEEN SOLD. IS THIS TRUE?
         Not true. There's no need to switch. Your service will continue. If after the




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         merger is finalized you need new equipment to continue to receive your current DIRECTV services, we'll provide it at no cost.

         WILL DISH NETWORK START OFFERING NFL SUNDAY TICKET?
         No. DIRECTV is still your exclusive provider of NFL Sunday Ticket.

         WILL MY CITY GET LOCAL CHANNELS FROM THE NEW DIRECTV?
         DIRECTV currently has plans to expand its local channel coverage before the end of the year. The merger will further enhance DIRECTV's ability to offer expanded local channel coverage. After the merger, the new company plans to offer local channels in all 210 designated market areas (DMAs).Currently, EchoStar and DIRECTV deliver local broadcast channels via satellite to consumers in fewer than 60 metropolitan DMAs.

         WHEN WILL MORE INFORMATION BE AVAILABLE?
         We don't have any additional information at this time. However, we will continue to update you about our expanded service offerings as well as the merger progress on our website or periodically on our on-air customer information channel 201.

         WHAT WILL HAPPEN TO THE SERVICES ASSOCIATED WITH ADVANCED DIRECTV RECEIVERS (SUCH AS DIRECTV WITH TIVO, DIRECTV WITH ULTIMATETV)?
         If a change in equipment is needed to continue receiving such services, we will provide the equipment needed to continue to receive similar services at no cost to the customer.

         WHAT WILL HAPPEN TO DIRECTV'S HIGH DEFINITION SERVICES?
         Expansion of our High Definition service to at least 12 channels of HDTV will be a result of this merger. In addition, if a change in equipment is needed to allow a customer currently receiving High Definition services to continue to receive those services after the merger, we will provide the equipment at no cost.

         I'M A DISH NETWORK CUSTOMER, HOW WILL THE PROPOSED MERGER AFFECT MY SERVICE?
         Please continue to contact EchoStar Communications with any questions you have about your satellite system and service.


(C)  2002  DIRECTV, Inc. All rights reserved.

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.